Filed by: LivePerson, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: LivePerson, Inc.

Commission File No. 001-41926

Date: April 30, 2026

On April 30, 2026, LivePerson, Inc. circulated the following employee communication regarding the proposed merger with SoundHound AI, Inc.

Employee FAQ: LivePerson + SoundHound AI

Last updated: April 30, 2026

*	Responses may evolve and questions added as additional details are made available.

If you have a question not addressed here, submit to the LivePerson x SoundHound question form.

What was announced?

LivePerson has entered into an agreement to be acquired by SoundHound AI.

This is the start of a process, not a completed transaction.

What happens now?

•	The deal is expected to close in the second half of 2026, with some timing subject to customary closing conditions, including regulatory approvals, approval by LP stockholders, and others.

•	Until then, LivePerson and SoundHound operate as separate companies

•	It is business as usual—no immediate changes to your role, team, or responsibilities

What does this mean for my day-to-day work?

Nothing changes right now.

•	Continue focusing on customers, delivery, and execution

•	Product, roadmap, and operations continue as planned

•	We are still an independent company and it is important that we continue operating business as usual at this time

Why are we doing this?

The goals for the transaction are about strength + growth, not just change.

•	Stronger financial foundation g resolves outstanding debt at closing and strengthens go forward financial profile

•	Expanded capabilities g voice AI (SoundHound) + digital + AI assurance (LivePerson)

•	Better customer offering g more complete, end-to-end solution

What will the combined company look like?

The combined company is expected to bring together SoundHound’s voice AI capabilities with LivePerson’s digital engagement and AI assurance offerings.

Specific product strategy, organizational design, and integration plans will be developed by both companies following closing.

Will there be layoffs?

•

The goal of this combination is about strengthening and expanding what we can deliver for customers—bringing together complementary capabilities across voice and digital, along with greater scale and resources.

•	It’s still very early, and no decisions have been made regarding organizational structure or roles. Integration planning will take place over the coming months.

What happens to my job, team, or reporting line?

•	No immediate changes

•	Future structure is still being defined

Over time employees may be asked to:

•	Support integration work

•	Take on expanded scope

•	Step into new opportunities

There is no set plan or timing yet on how teams may be required to re-focus work following closing.

What happens to compensation, benefits, and tenure?

•	No changes right now

•	Employees remain under LivePerson policies until closing and transition

•	Under the terms of the merger agreement, tenure (i.e., years of service) credited by LivePerson will be recognized under employee benefit plans, subject to local laws

What happens to equity?

Under the proposed terms of the transaction:

•	Existing equity plans remain in place until closing.

•	Outstanding equity awards will be governed by their current terms until closing.

•	LivePerson RSUs held by employees will convert to SoundHound RSUs via an exchange ratio under the terms of the merger agreement.

•	Underwater stock options will terminate at closing

What about Employee Stock Purchase Plans (ESPP)?

•

Current offering period (12/1/2025—5/31/2025): Continues through 5/31/2026 unless closing occurs first. No new participants may join, and existing participants may not increase their contribution percentages.

•	If the deal closes before 5/31/2026: The current offering period ends three business days before closing, and shares are purchased on that accelerated date.

•	If the deal closes after 5/31/2026: The 5/31/2026 purchase happens on schedule, and no new offering period will begin.

•	At deal close: The ESPP terminates.

•	Treatment of ESPP shares purchased prior to closing follows the same treatment as other LivePerson common stock

What happens to hiring?

•	Hiring continues for priority roles

What about promotions/ merit increases?

Based on the anticipated timing of the merger, LivePerson does not currently expect to run a standalone Merit/Promotion process prior to the deal closing. We will align with SoundHound on any future Merit/Promotion cycle planning once the deal closes.

What does this mean for customers?

•	No immediate changes to:

•	Products

•	Contracts

•	SLAs

Customers are being actively informed, with high-touch outreach to key accounts.

Longer term, the vision is for customers to benefit from:

•	More complete platform (voice + digital + AI)

•	Greater stability and investment

•	Stronger innovation roadmap

For questions about customer communications, contact Stefanie Mazmanian

Can we start working with SoundHound teams now or otherwise reach out to SoundHound employees/ leaders?

Not yet.

•	We are legally required to continue operating as separate companies until closing.

•	Please do not proactively reach out to SoundHound employees or managers.

•	Integration will be coordinated in a structured way.

•

If a SoundHound employee contacts you, outside of approved integration planning workstreams, about LivePerson business, customers, products, pricing, or strategy, please redirect them to your manager and notify your HRBP.

What are my obligations regarding confidentiality and trading?

While the transaction has been publicly announced, much information about the deal, the parties, and integration planning remains non-public. Continue to follow LivePerson’s existing Insider Trading Policy and Confidentiality Policy. Do not discuss non-public deal details with anyone outside LivePerson, and do not post about the transaction on social media beyond sharing officially released materials.

If you have questions about whether you may trade in LivePerson or SoundHound securities, contact legalticket@liveperson.com before placing any trade.

What should I do right now?

Three simple things:

1.	Stay focused on your work and customers

2.	Get informed (read materials, ask questions)

3.	Avoid speculation— only officially communicated details should be considered.

How will we keep you updated?

•	Ongoing town halls and leadership updates

•	Manager cascades

•	Centralized Q&A updates, including this document.

Where can I ask specific questions?

•	Your manager

•	HR Business Partner

•	Leadership team

Submit additional questions here.

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Forward Looking Statements

This document contains "forward looking statements" within the meaning of the U.S. federal securities laws about the expectations, beliefs, plans, intentions, prospects, financial results and strategies relating to SoundHound AI’s proposed acquisition of LivePerson. Such forward looking statements include, among others, statements regarding future product capabilities and offerings, expected benefits to SoundHound AI and LivePerson and their customers arising from and in relation to the proposed acquisition, the timing of closing of the proposed acquisition, SoundHound AI’s plans for future operations and anticipated product offerings after the closing of the proposed acquisition, the parties’ expectations for value creation and strategic advantages, market and growth opportunities, future financial condition and performance and expected financial impacts of the proposed acquisition, and the parties’ expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. Further information on factors that could affect the forward looking statements and expectations above are contained in the filings that LivePerson and/or SoundHound AI and/or have filed, or that will be filed, with the U.S. Securities and Exchange Commission, including as will be set forth in the registration statement to be filed with the U.S. Securities and Exchange Commission in connection with the proposed acquisition and the Proxy Statement/Prospectus contained therein.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed transaction, SoundHound AI intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of LivePerson and that will also constitute a prospectus of SoundHound AI with respect to the shares of the SoundHound AI common stock to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be filed with the SEC by, and mailed to shareholders of, LivePerson. Each of SoundHound AI and LivePerson may also file other relevant documents with the SEC regarding the proposed transaction.

This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that SoundHound AI or LivePerson may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOUNDHOUND AI AND LIVEPERSON ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about SoundHound AI and LivePerson, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by the Company will be available free of charge on SoundHound AI’s website at https://investors.soundhound.com/financial-information/sec-filings. Copies of the documents filed with, or furnished to, the SEC by LivePerson will be available free of charge on LivePerson’s website at https://ir.liveperson.com/financial-information/sec-filings. The information included on, or accessible through, SoundHound AI’s or LivePerson’s website is not incorporated by reference into this communication.